February 14, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Profile Solutions, Inc.
Request to Withdraw Registration Statement on Form S-1
File No. 333-227917

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Profile Solutions, Inc. (the ”Company”) hereby requests that, effective as of the date hereof or at the earliest practicable date hereafter, the Securities and Exchange Commission consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-227917), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed on October 19, 2018, to register the sale of up to 167,583,443 shares of common stock (the “Shares”) by the Company. The Shares are being removed from registration because they are no longer being offered or sold pursuant to the Registration Statement. No securities were sold under the Registration Statement.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call our attorney, Jonathan Leinwand, at (954) 903-7856.

Sincerely,
PROFILE SOLUTIONS, INC.

By:	/s/ Dan Oran
Dan Oran
Chief Executive Officer